

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Andrew D. Demott, Jr.
Chief Financial Officer
Superior Group of Companies, Inc.
10055 Seminole Boulevard
Seminole, Florida 33772-2539

   Re: Superior Group of Companies, Inc.
     Form 10-K for the Year Ended December 31, 2019
     Filed February 20, 2020
     File No. 001-05869

Dear Mr. Demott:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing